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January 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Ritter Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on December 16, 2016
File No. 333-215143

Dear Ms. Hayes:

On behalf of our client, Ritter Pharmaceuticals (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated January 13, 2017 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	In light of the previously registered resale offering by Aspire Capital of 1,577,699 shares of your common stock pursuant to a registration statement that was declared effective on February 11, 2016, please provide us with an analysis as to why you believe this offering is appropriately registered as an indirect primary offering in reliance on rule 415(a)(1)(i). Among other factors in your response, please address the aggregate size of the resale offerings that have been registered pursuant to this purchase agreement with Aspire compared to the number of shares of common stock held by non-affiliates. Please also tell us whether Aspire Capital has resold substantially all of the securities registered under your prior registration statement, and if so, the date of the most recent sale.

The Company acknowledges the Staff’s comment. The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Securities and Exchange Commission
January 24, 2017

I. General

On December 31, 2015, the Company registered up to 1,577,699 shares of common stock issued or to be issued to Aspire Capital, LLC (“Aspire”) under a common stock purchase agreement (the “Purchase Agreement”) entered into by Aspire and the Company on December 18, 2015, which provided for a standard equity line transaction between the Company and Aspire, on a registration statement on Form S-1 (No. 333-208818). As of December 9, 2016, we had issued an aggregate of 1,577,699 shares of common stock to Aspire under the Purchase Agreement for aggregate gross proceeds of $3.0 million.[1] The Company is now seeking to register for resale by Aspire an additional 3,000,000 shares of common stock that may be issued to Aspire by the Company under that Purchase Agreement.

Aspire is an institutional investor that invests in a wide range of companies and industries emphasizing life sciences, energy and technology companies. Prior to entering into a common stock purchase agreement (the “Purchase Agreement”) with the Company on December 18, 2015, Aspire did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holder of the Company’s outstanding shares of common stock. Aspire acquired 188,864 shares of common stock as a commitment fee for entering into the Purchase Agreement, and, upon execution of the Purchase Agreement in December 2015, the Company sold to Aspire 500,000 shares of common stock.

II. Staff Guidance

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company may receive proceeds of up to $10.0 million from the sale of Shares to Aspire pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1. how long the selling shareholders have held the shares,

2. the circumstances under which they have received them,

3. their relationship to the issuer,

4. the amount of shares involved,

5. whether the sellers are in the business of underwriting securities, and

6. whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

1 We note the Staff’s inquiry regarding the amount of shares sold by Aspire and the date of Aspire’s most recent sale. Given the arm’s-length relationship between the Company and Aspire, however, we respectfully advise the Staff that we are not aware of the answer to that inquiry.

Securities and Exchange Commission
January 24, 2017

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

III. Analysis

Each of the six factors of C&DI 612.09 is discussed below.

A. The Period for which the Selling Stockholder has Held the Shares

The 3,000,000 shares being registered pursuant to the Registration Statement may be sold to Aspire under the Purchase Agreement, and subsequently resold by Aspire under the Registration Statement, over a period of approximately 30 months from December 18, 2015, the date the Purchase Agreement was signed. In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, Aspire has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to Aspire pursuant to the terms of the Purchase Agreement.

B. The Circumstances under which the Selling Stockholder Received the Shares

Aspire will receive the shares offered in the Registration Statement pursuant to the privately negotiated transaction between the Company and Aspire completed at arm’s length prior to the filing of the Registration Statement. Although Aspire is required by the Staff to include disclosure that it is an “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, however, Aspire will purchase any shares put to it by the Company at a slight discount to the market price for the shares. Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging of the Company’s common stock. As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive premium on the resale of any shares it purchases pursuant to the Purchase Agreement. Indeed, Aspire is at risk that it may incur a loss on the resale of those shares.

C. The Selling Stockholder’s Relationship to the Issuer

Aspire is not as affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire and the Company is the relationship established through the Purchase Agreement. Aspire has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of the sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the shares pursuant to the Registration Statement.

Securities and Exchange Commission
January 24, 2017

In addition, Aspire has not and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire under the Purchase Agreement. Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any common stock, as applicable. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

D. The Amount of Shares to be Sold by the Selling Stockholder

As of December 9, 2016, the Company had 11,619,197 shares of common stock outstanding. Of such shares, the Company believes that approximately 8,302,142 shares are held by non-affiliates of the Company. If all of the 3,000,000 shares of common stock to be registered pursuant to the Registration Statement were issued and outstanding as of December 9, 2016, such shares would have represented 20.5% of the total outstanding shares and 26.5% of the shares held by affiliates (the aggregate number of shares registered, including the 3,000,000 shares the Company is now seeking to register plus the 1,577,699 shares previously registered would have represented 31.3% of the total outstanding shares and 40.5% of the shares held by affiliates).

In the context of convertible securities that have the potential for a significant, but undefined, dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. However, this staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement, which relates only to the resale of common stock by Aspire.

Prior to entering into the Purchase Agreement, Aspire had no affiliation, agreements or understandings with the Company, its officers, directors or affiliates. At no time since the execution of the Purchase Agreement has Aspire had the ability to control or influence the decisions of the Company due, primarily, to the existence of larger stockholders and its relative position. Were the Company to issue all 3,000,000 shares that it has the contractual right to issue to Aspire under the Purchase Agreement, Aspire still would not be an affiliate of the Company, as it would lack the ability to control or influence the decisions of the Company.

As described in the Registration Statement, the Purchase Agreement permits the Company, in its sole discretion, to put shares to Aspire at the price tied directly to the market price of the common stock. When the Company gives notice to Aspire of a put, the company will either know the exact price at which such shares will be purchased by Aspire in the case of a “regular purchase” or can establish a minimum purchase price in the case of a “VWAP purchase”. Also, in the case of a regular purchase, the purchase price is determined prior to the time any shares will be issued to Aspire. As Aspire is prohibited from effecting short sales (or any other heading transaction) in the Company’s Securities, this provision provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the stock price. Finally, the Purchase Agreement includes a floor price, which prohibits any sales by the Company on days that the stock price closes below a specified price. These provisions allay any potential concerns that the transaction contemplated under the Purchase Agreement could have a “toxic” effect to existing stockholders.

Securities and Exchange Commission
January 24, 2017

E. The Selling Stockholder is Not in the Business of Underwriting Securities

Aspire is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire and its principals have a long history of entering into equity line transactions that are fundamentally similar to the transaction it has entered into with the Company and a long history of maintaining ownership interest in the companies with which it engages in those transactions.

F. Under all of the Circumstances, the Selling Stockholder is Not Acting as a Conduit for the Company

Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.

Securities Act Section C&DI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering. Specifically, a company must meet the following conditions:

●	it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

●	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and

●	the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

We respectfully submit that the Company has met the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering. In this regard, we note that Aspire has been unconditionally obligated to accept the shares described in the Registration Statement since the time it entered into the Purchase Agreement in December 2015. In addition, we believe that this transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because Aspire is not an affiliate of the Company (would not be considered one even if it held all shares registered for resale), is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.

Based on these facts and circumstances, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretation in C&DI 612.09 and 139.13.

Selling Stockholder, page 49

2.	Please revise your disclosure in this section to provide updated information with respect to the number of shares beneficially owned by Aspire Capital as of the most recent practicable date.

The Company acknowledges the Staff’s comment. The Company respectfully asserts that, based on its reading of Item 507 of Regulation S-K (“Item 507”), the Selling Stockholder table included in the Registration Statement complies with Item 507. In pertinent part, Item 507 requires disclosure of “the amount of securities of the class owned by such security holder prior to the offering” (emphasis added). The Company understands this to mean that beneficial ownership should be disclosed as of a time prior to the resale of any shares acquired by Aspire pursuant to the Purchase Agreement and that the disclosure included in Selling Stockholder table should, therefore, be consistent with the disclosure included in the Selling Stockholder table included in the prior registration statement on Form S-1 (No. 333-208818) registering the initial 1,577,699 shares for resale.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower
Reed Smith LLP

cc:	Michael D. Step
CEO of Ritter Pharmaceuticals, Inc.